StoneCastle Financial Corp.

EXHIBIT TO ITEM 77C

Submission of Matters to a Vote of Security Holders

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of StoneCastle Financial Corp. ("the Company") was held on June 9, 2016 for the purpose of electing Directors of the Company ("Proposal 1"). Proposal 1 was approved by the Company's Stockholders and the results of the voting are as follows:

Proposal 1: Election of Directors.


Alan Ginsberg

Voted For
4,660,931

Authority Withheld
73,709

Emil Henry, Clara Miller, Joshua Siegel, and George Shilowitz continue to serve in their capacities as Directors of the Company.